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                             [BrightStar Letterhead]

                                  May 21, 2001

VIA EDGAR

Mr. Mark Shuman
Securities and Exchange Commission
450 Fifth Street, N.W. Mail Stop 4-6
Washington D.C. 20549

         RE:  BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.
              FORM S-3 REGISTRATION STATEMENT (FILE NO. 333-60394)

Dear Mr. Shuman:

                  On May 7, 2001, BrightStar Information Technology Group, Inc. (CIK # 1050025) (the "Company") filed with the Securities and Exchange Commission a Registration Statement on Form S-3 (File No. 333-60394) (the "Registration Statement"). Language pursuant to Rule 473 under the Securities Act of 1933, as amended, was inadvertently omitted from the Registration Statement. By this letter, we hereby amend the Registration Statement to add the following language to the front cover of the Registration Statement:

                  "THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE."

                  Thank you for your assistance with this matter. If you have any questions regarding this amendment, please contact me at (925) 224-7212.


                                                     Very truly yours,

                                                     /s/ Kenneth A. Czaja

                                                     Kenneth A. Czaja